PE 1/6/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005580

February 25, 2015

Emily J. Oldshue
Ropes & Gray LLP
emily.oldshue@ropesgray.com

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated January 6, 2015

Dear Ms. Oldshue:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to Vertex by the UAW Retiree Medical Benefits Trust. We also have received a letter from the proponent dated January 27, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

February 25, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vertex Pharmaceuticals Incorporated
Incoming letter dated January 6, 2015

The proposal asks the board to report on the risks to Vertex from rising pressure to contain U.S. specialty drug prices.

We are unable to concur in your view that Vertex may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on Vertex's fundamental business strategy with respect to its pricing policies for pharmaceutical products. Accordingly, we do not believe that Vertex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Vertex may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Vertex's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Vertex may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 27, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Vertex Pharmaceuticals Inc. to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Vertex Pharmaceuticals Inc. ("Vertex" or the "Company"). The Proposal asks Vertex to report to shareholders on how it is responding to rising pressure to contain U.S. specialty drug prices. The Proposal asks that the report describe how Vertex is responding to several specific risks related to pricing.

In a letter to the Division dated January 6, 2015 (the "No-Action Request"), Vertex stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Vertex argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations, and on Rule 14a-8(i)(10), on the ground that Vertex has substantially implemented the Proposal. As discussed more fully below, Vertex has not met its burden of proving its entitlement to rely on either basis for exclusion; thus, the Trust respectfully asks that the Company's request for relief be denied.

The Proposal states:

"RESOLVED, that shareholders of Vertex Pharmaceuticals, Inc. ("Vertex") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Vertex from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more

than $600 per month. The report should address Vertex's response, if any, to risks created by:

- The relationship between Vertex's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions, foundations and/or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden; and
- Price sensitivity of prescribers, payers and patients."

Ordinary Business

Vertex argues that it is entitled to omit the Proposal in reliance on Rule 14a-(i)(7), which allows exclusion of proposals related to a company's ordinary business operations. The Commission has articulated the two "central considerations" animating the ordinary business exclusion:

1. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and
2. "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment"

The Commission has made an exception, however, not permitting exclusion of proposals whose subjects would be considered ordinary business but which "focus[] on sufficiently significant social policy issues." (Exchange Act Release No. 40018 (May 21, 1998))

As discussed more fully below, the Proposal deals with the significant social policy issue of the pricing and affordability of specialty drugs in the U.S. and the risks stemming from Vertex's approach to pricing. Currently, a vigorous and widespread debate is taking place in the U.S. over pharmaceutical pricing and the impact of specialty drug pricing on patient access and the wider health care system. Public and private health care payers, drug companies, physicians, policy organizations, government officials, academics and patients are taking part in this debate. Their views are being widely reported and are informing numerous policy proposals. In this context, Vertex's responses to risks associated with pricing of its specialty drugs qualify as a significant social policy issue.

The Widespread Public Debate Over Specialty Drug Prices in the U.S.

That escalating U.S. specialty drug prices are a significant social policy issue is evident from the high level of attention from the media and policymakers over the past several years. Although high specialty drug prices had earlier been a hot topic in medical journals and other specialized media, the issue broke through into the mainstream in 2012.[1] In October of that year,[2] three doctors at Memorial Sloan Kettering published an op-ed in The New York Times decrying the high cost of new cancer drugs and announcing that they would not prescribe Zaltrap, a new colon cancer treatment priced at twice the cost of the equally effective alternative therapy, due to its cost. ("In Cancer Care, Cost Matters," Oct. 14, 2012) That op-ed was later described as "the first physician-initiated revolt in anyone's memory against the skyrocketing cost of cancer drugs." ("The Cost of Living," New York, Oct. 20, 2013) A Wall Street Journal columnist with expertise in drug pricing recently credited the MSK doctors' op-ed with "accelerating the debate over rising drug prices." ("'Financial Toxicity': Who's Really to Blame for High Cancer Drug Prices?" The Wall Street Journal, Oct. 7, 2014)

The op-ed garnered a great deal of attention. The New York Times editorial board lauded the doctors' position in an editorial published the following month. ("Incredible Prices for Cancer Drugs," The New York Times, Nov. 12, 2012) The president of the American Society of Clinical Oncology similarly commended the MSK doctors for showing a "much-needed willingness to address the elephant in the room: unsustainable costs in cancer care." ("The High Cost of a Cancer Drug: An Oncologist's View," The New York Times, Oct. 19, 2012) Though Sanofi defended Zaltrap's value, it ended up cutting the wholesale price for hospitals and doctors by 50%. One of the MSK physicians later, when interviewed on a "60 Minutes" segment on high cancer drug prices, characterized the price cut as "irrefutable evidence that the price [of Zaltrap] was a fiction." ("The Cost of Cancer Drugs," 60 Minutes, Oct. 5, 2014)

Inspired by the impact of the MSK op-ed, a prominent leukemia specialist penned a similar piece on the prices of drugs that treat chronic myeloid leukemia. Dr. Hagop Kantarjian attacked pharmaceutical companies for setting prices with no relationship to either clinical benefit or research and development costs and related his experience that high prices caused U.S. patients to skip taking life-saving medications, lowering survival rates. ("The Price of Drugs for Chronic Myeloid

---

[1] The Trust notes that in 2011, The New York Times editorial board published an editorial on the prices and limited therapeutic benefits of cancer drugs Provenge and Avastin. ("Extremely Expansive Cancer Drugs," July 6, 2011)

[2] That same month, The Atlantic ran a long piece about high specialty drug prices, "Breaking the Cycle of Prescription Drug Costs."

Leukemia: A Reflection of the Unsustainable Prices of Cancer Drugs," Blood, Apr. 25, 2013) Dozens of fellow oncologists signed on as co-authors. The Deputy Chief Medical Officer of the American Cancer Society pointed to Kantarjian's article as "what could be a turning point." ("The Cost of Living," New York, Oct. 20, 2013)

Kantarjian's commentary was covered in the national media. The New York Times' coverage placed Kantarjian's effort in the context of the existing debate over high cancer drug prices: "Prices for cancer drugs have been part of the debate over health care costs for several years — and recently led to a public protest from doctors at a major cancer center in New York. But the decision by so many specialists, from more than 15 countries on five continents, to join the effort is a sign that doctors, who are on the front lines of caring for patients, are now taking a more active role in resisting high prices." ("Doctors Denounce Cancer Drug Prices of $100,000 a Year," Apr. 25, 2013) The Times' editorial board commented favorably on Kantarjian's article. ("Exorbitant Prices for Leukemia Drugs," May 1, 2013)

Other national media outlets such as The Washington Post ("Cancer Drugs' High Cost Out of Reach for Many Patients, Doctors Say," Apr. 25, 2013), U.S. News and World Report ("Soaring Prices Keep Leukemia Drugs From Patients, Experts Say," Apr. 25, 2013), CNN Money ("Doctors Blast Ethics of $100,000 Cancer Drugs," Apr. 26, 2013) and Bloomberg ("Cancer Therapy Cost Too High For Patients, Doctors Say," Apr. 26, 2013) also reported on the article. A little over a month after the Blood article ran, Kantarjian was interviewed by Reuters and went further than he had in the article, accusing drug companies of "profiteering." ("Does Researcher Turned Activist = No Funding?" Reuters, June 4, 2013)

Following the coverage of Kantarjian's protest, the media continued to highlight the high prices of specialty drugs in the U.S. ABC News ran a segment in December 2013 focused on cancer drug pricing and the financial impact on patients, especially middle-class patients who do not qualify for patient assistance programs and cannot afford the co-payments or co-insurance. The reporter was blunt: "Thousands of cancer patients, even many with insurance, face the same dire decision: Go bankrupt or die." Interviewed for the segment, Kantarjian called the prices "immoral." ("Outrage at the Increasingly High Cost of Cancer Drugs," ABC News, Dec. 18, 2013)

As well, the prices of biologics, drugs used to treat autoimmune diseases such as rheumatoid arthritis as well as some cancers, have come in for scrutiny. A 2009 article in the New York Daily News profiled a multiple sclerosis patient who couldn't afford her $2,000 per month biologic medication. The article noted that biologic prices were kept high by the absence of generic-type equivalent drugs for biologics, even those whose patent protection had expired. ("A Bitter Pill: Price of

Biologic Drugs Often Too High For Poor, Ill Seniors Who Need Them," July 19, 2009)

In early 2010, an op-ed in The New York Times called out biologics manufacturers for lobbying for additional protections to delay the introduction of such biologics equivalents (dubbed biosimilars). The op-ed pointed to the high prices of biologics—including $50,000 per year for Humira and $200,000 per year for Cerezyme. ("Biologics Boondoggle," Mar. 7, 2010; see also "Wrestling With the High Price of Biologic Drugs," The Wall Street Journal, Sept. 29, 2010; "Generics Companies Weigh in on Biological Drugs," The Wall Street Journal, Jan. 31, 2011; "Enbrel and the Autoimmune Era," The Atlantic, June 18, 2013)

In 2010, the Affordable Care Act (the specific provisions were titled the Biologics Price Competition and Innovation Act ("BPCI")), authorized the FDA to create a regulatory pathway for approving biosimilars similar to the one that exists for generic small molecule drugs. (See "The Biosimilars Act: The United States' Entry Into Regulating Biosimilars and its Implications," 12 J. Marshall Rev. Intell. Prop. L. 322, 327 (2013)) The BPCI was a response to concerns regarding the high price of biologics, given the important and growing role of these therapies.

Even after the BCPI's enactment, attention has focused on the affordability of biologics. (See "If You Can't Pay: How to Get Insurance To Cover Specialty Drugs," vitals.nbcnews.com, Jan. 18, 2013; "What's Keeping Less Expensive Biologic Drugs From the U.S. Market?" PBS Newshour, Apr. 19, 2014; "Insurers Forcing Patients to Pay More for Costly Specialty Drugs," Los Angeles Times, May 29, 2012; "The $8,000 Pill: Why Are Some Pharmaceuticals So Expensive," Slate.com, Aug. 16, 2010)

Most recently, the debate over high specialty drug prices has intensified with the launch of Gilead's Sovaldi in 2014. Articles on Sovaldi, which is priced at $84,000 for a course of treatment, appearing in just The New York Times in 2014 included:

- "Pharmacy Deal Heralds Changed Landscape," Dec. 22, 2014
- "Cost of Treatment May Influence Doctors," Apr. 17, 2014
- "Gilead's Hepatitis C Drug, Sovaldi, is on Pace to Become a Blockbuster," July 23, 2014
- "How Much Should Hepatitis C Treatment Cost?" (editorial), Mar. 15, 2014
- "Why the Price of Sovaldi is a Shock to the System," Aug. 6, 2014
- "$1,000 Hepatitis Pill Shows Why Fixing Health Costs is So Hard," Aug. 2, 2014

Other national news outlets have also covered the controversy over Sovaldi's cost:[3]

- "Who Gets Saved? Hepatitis Cure at $84,000 Makes Doctors Choose," Bloomberg, July 23, 2014
- "New Lawsuit Claims $84,000 is Way Too Much For This Drug," Washington Post, Dec. 11, 2014
- "Dropping Coverage of Popular Prescription Drugs Is Sad and Shameful," LA Times, Dec. 4, 2014
- "Could High Drug Prices be Bad for Innovation?" Forbes, Oct. 23, 2014
- "An $84,000 Gilead Hepatitis C Drug Sets Off Payer Revolt," Bloomberg, Jan. 27, 2014
- "$1,000-a-day Miracle Drug Shocks U.S. Health Care System," CBS News, Apr. 3, 2014
- "Senate Committee Is Investigating Pricing of Hepatitis C Drug," Wall Street Journal, July 11, 2014
- "New Hepatitis Drugs Vex Prisons," Wall Street Journal, Apr. 23, 2014
- "How an $84,000 Drug is Sparking a New Health-Care Debate," Washington Post, May 29, 2014
- "Gilead Faces Suit Over Hepatitis C Drug's Price," Wall Street Journal, Dec. 10, 2014
- "Gilead to Allow Cheaper Hepatitis C Drug in Developing Countries," Wall Street Journal, Sept. 15, 2014
- "Insurers May Cover Costly Hepatitis C Drugs Only for the Very Ill," National Public Radio, Oct. 28, 2014
- "Sovaldi and the Cost-Innovation Paradox," Forbes, Mar. 27, 2014
- "How Illinois Allocates $84,000 Drug for Hepatitis C," Wall Street Journal, Aug. 3, 2014
- "$1,000 Sovaldi Now Treatment of Choice," PBS Newshour, July 29, 2014

High specialty drug prices have given ammunition to those who urge that Medicare should be permitted to bargain over price with drug companies, which is now prohibited by law. (See, e.g., "should Congress Free Medicare for Negotiate Drug Prices?" PalmBeachPost.com, July 20, 2014 (op-ed); "The Cost of a Cure: Medicare's Role in Treating Hepatitis C," HealthAffairs Blog, June 5, 2014 (advocating for negotiating power or binding arbitration system)) A study by Georgetown University and the Kaiser Family Foundation estimated that paying for 75,000 Part D enrollees to be treated with Sovaldi would lead to an 8% rise in

[3] If articles in regional or local publications and coverage in specialty health care outlets were included, this list would be far longer. The list is limited to national mainstream coverage because it suffices to demonstrate that rising specialty drug prices are a significant social policy issue.

Medicare spending. (http://healthaffairs.org/blog/2014/06/05/the-cost-of-a-cure-medicares-role-in-treating-hepatitis-c/) President Obama urged this reform in his 2011 budget deficit speech. ("Obama's Speech on Reducing the Budget Deficit," The New York Times, Apr. 13, 2011)

The Medicare Prescription Drug Price Negotiation Act was introduced in both the House and Senate in 2013 to give Medicare that power. ("How the Drug Companies Play Scrooge," Minneapolis Star-Tribune, Dec. 22, 2014) Advocacy groups are urging other kinds of reforms to allow Medicare to save on drug costs, including authorizing Medicare to create its own public prescription drug plan, which could negotiate with drug makers and compete with private Part D plans. (See "Medicare Pressed to Bargain on Drug Prices," MedPage Today, July 26, 2014)

Congress has taken an interest in the specifics of Gilead's process for pricing Sovaldi. The Senate Finance Committee's investigation seeks documents on a wide range of subjects, including research and development costs, valuations for Sovaldi prepared in connection with Gilead's acquisition of Sovaldi's original developer Pharmasset, marketing expenses, pricing methodology and discounts on Sovaldi provided in non-U.S. markets.
(http://www.finance.senate.gov/imo/media/doc/Wyden-Grassley%20Document%20Request%20to%20Gilead%207-11-141.pdf) A probe by the House Committee on Energy and Commerce focuses on pricing, patient access and the expedited review of Sovaldi afforded by the FDA.
(http://democrats.energycommerce.house.gov/sites/default/files/documents/Martin-Gilead-Sciences-Hepatitis-C-Drug-Sovaldi-Pricing-2014-3-20.pdf)

State public payers are pushing for federal policy relief to deal with the challenges posed by "high-cost breakthrough drugs." In a letter to the Chairmen and Ranking Members of two House and two Senate Committees, the National Association of Medicaid Directors (NAMD) asked federal policy makers to explore reforms such as federal price controls, considering a drug's selling price in other countries when setting the "best price" for a drug (the price at which the drug maker is required to sell to Medicaid) and allowing Medicaid programs to use cost-effectiveness analysis in deciding whether to include a drug in the formulary.
(http://medicaiddirectors.org/sites/medicaiddirectors.org/files/public/namd_sovaldi_letter_to_congress_10-28-14.pdf)

The $300,000-per-year price of Vertex's Kalydeco, which treats cystic fibrosis patients with certain rare gene mutations, has also attracted attention. (See "Costly Vertex Drug is Denied, and Medicaid Patients Sue," The Wall Street Journal, July 16, 2014 (front page); "Panel Backs Requiring Arkansas to Provide Drug," The Wall Street Journal, Oct. 15, 2014; "The $300,000 Drug," The New York Times, July 18, 2014; "Vertex Gets Tangled in Medicaid Lawsuit," Fortune, July 17, 2014;

"Charity's Investment a Prescription for Profits for Drug Maker," Milwaukee Journal-Sentinel, May 18, 2013; "Kalydeco: A 'Miracle Drug' With a Catch," The Globe and Mail, June 20, 2014) A group of 28 pulmonary specialists sent an open letter to Vertex's CEO in 2013 pointing out the contributions made by physicians and patients to the development of Kalydeco, including fundraising for the Cystic Fibrosis Foundation's investment in the drug, conducting basic research that was a prerequisite for the drug's development and participating in clinical trials. The physicians protested Kalydeco's price—then $294,000—as "unconscionable." (http://www.medpagetoday.com/upload/2013/5/17/CFletter.pdf)

To date, criticism of Kalydeco's price has been more muted than the outcry over Sovaldi, despite Kalydeco's higher price. That may be the case because the patient population that can benefit from Kalydeco is tiny in comparison to the several million Americans infected with the hepatitis C virus. Only about 2,000 patients are on Kalydeco as of Vertex's last 10-K (10-K filed on February 11, 2014, at 2), and fewer than 10% of cystic fibrosis patients carry the mutations Kalydeco can treat. Thus, Kalydeco does not raise the kinds of concerns over total cost, access and the financial condition of the health care system as Sovaldi has done.

But Vertex faces additional risk related to pricing in the relatively near term because it is developing drugs to treat other, much more common cystic fibrosis mutations. It is currently developing a drug called Lumacaftor (sometimes referred to as VX-809) to be used in combination with Kalydeco treat patients with two copies of the most common gene mutation, F508del. According to Vertex's most recent 10-K, approximately 28,000 patients six years of age and older (22,000 twelve and older) have two F508del mutations. (10-K, at 5) The prevalence of two F508del mutations has been estimated at 50% of the patient population. (http://www.cff.org/research/ClinicalResearch/FAQs/CombinedKalydeco-VX-809/)

Vertex submitted a New Drug Application for this combination to the FDA on November 5, 2014, and has requested priority review with the hope of reducing the review period from 12 to 8 months. Yet another Vertex compound, VX-661, will be tested along with Kalydeco in patients with one copy of the F508del mutation, who comprise 40% of the patient population. (http://www.cff.org/research/ClinicalResearch/FAQs/CombinedKalydeco-VX-809/)

Approval of just the Lumacaftor/Kalydeco combination would increase the potential patient population for Vertex's cystic fibrosis treatments substantially. Emails obtained by The Wall Street Journal show that officials in Arkansas, whose Medicaid program resisted paying for Kalydeco, were worried not only about the cost of Kalydeco for the few eligible Arkansas patients, but also about the cost of follow-on cystic fibrosis treatments and expensive drugs for other conditions. The head of the NAMD has called existing treatments like Kalydeco and Sovaldi just

"the tip of the iceberg" for costly therapies. ("Costly Vertex Drug is Denied, and Medicaid Patients Sue," The Wall Street Journal, July 16, 2014)

As well, Kalydeco and Vertex's newer drugs must be taken indefinitely. If the drugs extend cystic fibrosis patients' lives by reducing lung damage (see http://www.technologyreview.com/featuredstory/520441/a-tale-of-two-drugs/ (quoting Vertex stating that by significantly improving symptoms, Kalydeco may double a patient's "residual life")), the patient population will expand. Extending the lives of patients who take a drug for the rest of their lives increases revenues for the drug's maker. In turn, this may lead to pressure to lower prices. Dr. Kantarjian advanced this argument in his article attacking drug companies for increasing the prices of life-extending leukemia drugs: "Lowering the prices of TKIs [tyrosine kinase inhibitors, used to treat chronic myeloid leukemia] will improve treatment penetration, increase compliance and adherence to treatment, expand the population of patients with CML who live longer and continue on TKI therapy, and (paradoxically) increase revenues to pharmaceutical companies from sales of TKIs."

In sum, the abundance of media attention and policy initiatives around the price of specialty drugs in the U.S.—whether cancer drugs, biologics or new treatments for cystic fibrosis--leaves no doubt that it qualifies as a significant social policy issue. The issue has growing relevance for Vertex. Accordingly, the Proposal does not—as Vertex contends—deal with management of "ordinary business risk" (No-Action Request at 5-6), making exclusion of the Proposal on ordinary business grounds inappropriate.

Analysis

Vertex downplays the larger context and focuses solely on the fact that the Proposal addresses pricing of its products. The Trust does not disagree that pricing, absent a significant social policy issue, is part of the day-to-day management of a company. But here, pricing is the significant social policy issue. Under Vertex's logic, a proposal on the significant social policy issue of U.S. specialty drug pricing would be prohibited from addressing pricing. That logic is not consistent with the Staff's previous determinations, which have declined to allow exclusion on ordinary business grounds of proposals dealing with the significant social policy issue of drug pricing. (See Bristol-Meyers Squibb Co. (Feb. 21, 2000); Eli Lilly & Co. (Feb. 25, 1993))

Because pricing is itself the significant social policy issue, the Proposal is distinguishable from the proposals in the determinations Vertex cites. Those proposals either did not involve a significant social policy issue at all or attempted to address both a significant social policy issue and a non-significant social policy issue.

In several of the determinations, the proposals addressed mundane pricing matters, with no claim to significant social policy issue status. (See Ford Motor Co. (Jan. 31, 2011)(seeking discount for purchase of spare tire); Equity Lifestyle Properties (Feb. 6, 2013)(requesting report on risks from escalating senior mobile home park rents); Host Hotels & Resorts (Feb. 6, 2014)(senior citizen discount)) Indeed, in all three of these determinations, the proponents did not even submit a response to the companies' requests for relief, much less argue that the proposals addressed significant social policy issues.

Proposals in other determinations attempted to broaden the scope of a previously-recognized significant social policy issue so much that the Staff viewed the proposal as dealing in part with ordinary business. For example, the proposal in Marriott International, Inc. (Mar. 17, 2010) asked the company to require certain hotels to install showerheads meeting specific technical standards, citing concerns over global warming as a reason the company should try to reduce water consumption. The Staff concurred with Marriott's argument that the proposal was excludable on ordinary business grounds, reasoning that although the proposal "raises concerns with global warming," it "would require the company to test specific technologies that may be used to reduce energy consumption."

Similarly, in PetSmart, Inc. (Mar. 24, 2011), the proposal asked that the company require its suppliers to attest that they had not violated certain laws related to animal cruelty. The company sought relief on ordinary business grounds, pointing out that the laws in question governed not only animal cruelty, a significant social policy issue, but also myriad other matters, including administrative matters such as record keeping. The Staff granted relief, citing the breadth of the laws referenced in the proposal.

It is worth noting that the Staff did not concur with PetSmart's more sweeping argument: that even if animal cruelty is a significant social policy issue, the selection of suppliers is an ordinary business matter, essentially negating significant social policy issue status. That argument was inconsistent with the Commission's statement in Release No. 40018 that a matter that "would be considered ordinary business" is not excludable if it addresses a significant social policy issue.

Vertex also claims that the Proposal's subject is the Company's marketing and public relations activities. It is worth noting that any topic important enough to qualify as a significant social policy issue will necessarily implicate a company's public and other external relations functions. It cannot be the case, then, that a proposal on a significant social policy issue is transformed into an ordinary business proposal simply because it cites adverse publicity and potentially damaging policy

responses. The determination on which Vertex relies, Johnson & Johnson (Jan. 12, 2004), is distinguishable because there, unlike here, the proposal explicitly asked the company to review its marketing and pricing policies before reporting to shareholders on risks related to rising drug prices.

Returning to the central considerations behind the ordinary business exclusion, requesting a high-level report on risks associated with specialty drug pricing does not try to micromanage the actual process by which Vertex sets prices. Indeed, the Proposal is less apt to micromanage than a proposal, like the ones in Bristol-Meyers Squibb (Feb. 21, 2000) and Eli Lilly & Co. (Feb. 25, 1993), seeking a policy of "price restraint." Thus, the Proposal cannot be said to address "day-to-day" tasks of management.

Nor are the risks resulting from sky-high specialty drug prices too complex a topic for shareholders. The broad national dialogue described above shows that the public, as well as health care market participants and non-specialist policy makers, are capable of engaging on the subject. Thus, shareholders are in a position to make an informed judgment on the subject of the Proposal.

For the reasons set forth above, Vertex has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7). I respectfully request that Vertex's request for relief be denied.

Substantial Implementation

Vertex claims that its disclosure in its periodic filings with the Commission "compares favorably" with the Proposal's requests or satisfies the Trust's underlying concern. On page 8 of the No-Action Request, Vertex points to disclosures in its most recent 10-K regarding material risks created by competition and limits on reimbursements for its products.

But Vertex's disclosures only state that competition and limits on reimbursements "could limit [its] revenues." In other words, Vertex identifies these factors as potential risks, which the Proposal already recognizes. Vertex says nothing about how it is responding to those risks, the central request of the Proposal. The Proposal asks Vertex to go beyond noting the existence of risks to discuss how those risks influence Vertex's approach to pricing going forward.

As well, Vertex does not identify as risks all of the elements included in the Proposal. Prominent in the debate over high U.S. specialty drug costs are the large price differences between the U.S. and the rest of the world and the relationship (or lack thereof) between specialty drug prices and various other factors, such as research and development costs, that some believe should inform pricing decisions.

Also, as discussed in the previous section, physician resistance to high specialty drug costs is playing a role in the wider debate and may affect prescribing behavior. Vertex's disclosures do not address these matters.

In the two determinations on which Vertex relies, JPMorgan Chase & Co. (Mar. 15, 2012) and Wal-Mart Stores, Inc. (Mar. 28, 2007), the Commission's proxy rules required the same executive compensation risk disclosure sought by the proposals. Here, by contrast, Vertex is required to identify material risks—which as discussed above, do not encompass all elements of the Proposal—but not to provide shareholders with information about how Vertex is responding to or managing those risks.

Vertex's existing disclosures fall far short of substantially implementing the Proposal. Accordingly, I respectfully ask that the Company's request to exclude the Proposal in reliance on Rule 14a-8(i)(10) be denied.

* * * *

The Trust appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Emily J. Oldshue
Ropes & Gray LLP
Emily.oldshue@ropesgray.com



ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 6, 2015

Emily J. Oldshue
T +1 617 951 7241
F +1 617 235 0250
emily.oldshue@ropesgray.com

VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Vertex Pharmaceuticals Incorporated*
Notice of Intention to Omit Proposal Submitted by UAW Retiree Medical Benefits Trust

Ladies and Gentlemen:

On behalf of our client, Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted by UAW Retiree Medical Benefits Trust (the "Proponent") for inclusion in the proxy materials that the Company intends to distribute for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials"). We hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") Division of Corporation Finance will not recommend any enforcement action if, in reliance on Exchange Act Rule 14a-8, the Company omits the Proposal from its 2015 Proxy Materials.

In accordance with Exchange Act Rule 14a-8(j), we have undertaken the following actions:

- submitted this letter to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that

correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Exchange Act Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED, that shareholders of [the Company] ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to [the Company] from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address [the Company]'s response to risks created by:

- The relationship between [the Company]'s specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions, foundations or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden; and
- Price sensitivity of prescribers, payers and patients."

A copy of the Proposal and all related correspondence is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to the following paragraphs of Exchange Act Rule 14a-8:

- 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- 14a-8(i)(10), as the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations.

Background

A company is permitted to omit a shareholder proposal from its proxy materials under Exchange Act Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the

board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The fact that a proposal seeks a report from a company's board of directors (instead of a direct action) does not change the determination under Exchange Act Rule 14a-8(i)(7) – a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Exchange Act Rule 14a-8(i)(7) as relating to an ordinary business matter if "the subject matter of the special report . . . involves a matter of ordinary business." *See* Commission Release No. 34-20091 (August 16, 1983).

The Proposal may be excluded because it relates to pricing and promotion of the Company's products.

The Proposal may be excluded under Exchange Act Rule 14a-8(i)(7) on the grounds that it relates to the Company's decisions regarding the pricing and promotion of its products. In line with the Commission statements in the 1998 Release, the Staff has consistently taken the position that decisions regarding the provision of products and services to customers involve day-to-day business operations, and, as such, proposals regarding those decisions may be excluded from a company's proxy materials in reliance on Exchange Act Rule 14a-8(i)(7). The Staff has agreed that such proposals are excludable with regard to a broad range of products and services that span from the provision of financial services (*see* Bank of America Corporation (February 21, 2007) and Bank of America Corporation (March 7, 2005)) to the nature of the movies to be offered by hotels (*see* Marriott International, Inc. (February 13, 2004)). Furthermore, the Staff has consistently allowed the exclusion of proposals similar to the Proponent's proposal, stating that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *See* Ford Motor Co. (January 31, 2011). *See also* Host Hotels & Resorts, Inc. (February 6, 2014) (concurring in the exclusion of a proposal relating to hotel discount pricing policies); Equity LifeStyle Properties, Inc. (February 6, 2013) (concurring in the exclusion of a proposal requesting a report on risks associated with rental pricing policies); and Johnson & Johnson (January 12, 2004) (concurring in the exclusion of a proposal requesting that the board of directors review the company's pricing and marketing policies and report on regulatory, legislative and public pressure to increase access to prescription drugs).

The matters upon which the Proponent proposes to have the Company's board of directors report (the relationship between the Company's specialty drug prices and various other factors, price disparities between the United States and other countries and price sensitivities of various participants in the health care system) implicate the Company's determinations regarding its fundamental business – the discovery, development and commercialization of specialty drugs. The Company currently markets as its core product KALYDECO (ivacaftor), which (a) is a

specialty drug that is the first medicine to treat the underlying cause of cystic fibrosis and (b) was recognized by the United States Food and Drug Administration as an orphan drug and as a breakthrough therapy.

The pricing and reimbursement of its pharmaceutical products, and in particular its specialty drugs, such as KALYDECO, is fundamental to the Company's day-to-day business operations – greater than 75% of the Company's revenues currently are derived from sales of specialty drugs, and the Company expects to continue to derive a majority of its revenues from specialty drugs. The pricing of these drugs is a key factor in the revenues generated from sales of such products, and decisions regarding the price at which specialty drugs are sold, including internationally, are intricate and highly complex and require a detailed understanding of, among other things, the severity of the disease the product has been approved to treat, the safety and efficacy of the product, potential alternative treatments, if any, the target patient and physician populations, the competitive landscape and myriad government pricing-related regulations. In addition, in non-U.S. markets, the pricing levels of the Company's specialty drugs are dependent on obtaining and maintaining government reimbursement, which frequently requires substantial negotiation between the Company and the relevant government regulatory authorities. Moreover, the Proposal requests that the board of directors report on "public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden" of specialty drugs, a complex matter directly related to the Company's ongoing, dynamic dialog with its customers on a local, state, national and international level, and one upon which the Company's shareholders, as a group, are not in a position make an informed judgment (*see* Johnson & Johnson (January 12, 2004)). Accordingly, the Proposal may be properly excluded in reliance on Exchange Act Rule 14a-8(i)(7), because it relates to the most fundamental and complex aspects of the Company's ordinary business operations.

The Commission has stated that proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release. However, in Johnson & Johnson (January 12, 2004), the Staff addressed the exclusion of a proposal that is very similar to the Proposal. Specifically, the Staff agreed it would not recommend an enforcement action on a proposal that requested that "the Board of Directors review pricing and marketing policies . . . on how [the] company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs," because this proposal related to the company's ordinary business operations. The Company acknowledges that prior to the Johnson & Johnson (January 12, 2004) no-action request, the Staff had declined to concur with the exclusion of certain pharmaceutical pricing policy proposals. *See* Bristol-Meyers Squibb Co. (February 21, 2000) and Eli Lilly and Co. (February 25, 1993).

To the extent specialty drug pricing is a significant policy issue, the Proposal does not relate to specialty drug pricing generally, but instead focuses on the risks associated with the pricing of the Company's core product, KALYDECO, and the particular attendant financial and reputational risks to the Company. The Staff has confirmed that proposals involving such specific decisions

regarding business operations are excludable under Exchange Act Rule 14a-8(i)(7). *See* Pacific Telesis Group (February 2, 1989) (affirming that a proposal "concerning specific decisions regarding the closing or relocation of particular plant facilities" is excludable, "even if such proposal deals generally with the broad social and economic [impact] of plant closings and relocations"). *See also* Bank of America Corporation (February 19, 2014).

The Staff has also expressed the view that proposals relating to both ordinary business matters and significant policy issues may be excluded in their entirety in reliance on Exchange Act Rule 14a-8(i)(7). *See* PetSmart, Inc. (March 24, 2011) (concurring in the exclusion of a proposal requesting that the company require its suppliers to certify they had not violated certain acts or laws relating to animal cruelty as relating to ordinary business operations); Marriott International, Inc. (March 17, 2010) (concurring in the exclusion of a proposal relating to global warming as micromanaging the company's ordinary business operations); JPMorgan Chase & Co. (March 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment as relating to ordinary business operations (customer relations and the sale of particular services)); General Electric Company (February 3, 2005) (concurring in the exclusion of a proposal intended to address "offshoring" and requesting a statement relating to any planned job cuts or offshore relocation activities as relating to ordinary business operations (management of the workforce)); Newmont Mining Corp. (February 4, 2004) (concurring in the exclusion of a proposal requesting that the board of directors publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities as relating to ordinary business operations); General Electric Company (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as relating to ordinary business operations); and Wal-Mart Stores, Inc. (March 15, 1999) (concurring in the exclusion of a proposal requesting a report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor or child labor or who fail to comply with laws protecting employees' rights as relating to ordinary business operations).

Accordingly, the Proposal may be properly excluded in reliance on Exchange Act Rule 14a-8(i)(7) on the grounds that it implicates core ordinary business matters of the Company, whether or not the Staff determines that it also focuses on a significant policy issue.

The Proposal may be excluded because it relates to the Company's management of ordinary business risk.

The Proposal may be excluded under Exchange Act Rule 14a-8(i)(7) on the grounds that it directly relates to the Company's management of risks associated with ordinary business matters. In Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), the Staff set forth its position regarding the analysis of proposals seeking reports regarding risk-related matters. In SLB 14E, the Staff stated that it would evaluate these proposals by considering the subject matter of the report and determining "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

The Proposal asks the Company's Board of Directors to report on "the risks to [the Company] from rising pressure to contain U.S. specialty drug prices." The supporting statement goes on to assert that "[t]he high price [of KALYDECO] has led already to payer scrutiny and negative media attention" and quotes certain pediatric pulmonologists maintaining that the current price of KALYDECO is "unsustainable." In addition, the supporting statement claims that "[r]eports indicate that payers outside the U.S. have obtained significant price concessions from [the Company]" and quotes an analyst suggesting that European payers will "have to go after [the Company] in terms of price." As such, the Proposal is intended to, and does, implicate the Company's oversight and management of financial risks associated with its product pricing, and thereby implicates the Company's ordinary business operations. The Proposal also is intended to impact Company oversight and management of reputational risk, which also should be viewed as an ordinary business matter. (*See*, e.g., the following statements: "[w]e believe that the $300,000 per year price tag of [KALYDECO] . . . exposes [the Company] to financial and reputational risk" and "[a] group of physicians sent an open letter to [the Company]'s CEO . . . arguing that [the Company] 'could appear to be leveraging pain and suffering into huge financial gain for speculators,' including [the Company]'s own executives.")

The Proposal intends to impose shareholder oversight on decisions regarding the Company's day-to-day business operations, including management of risks associated with ordinary business matters. These are tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* the 1998 Release. The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See*, e.g., Exxon Mobil Corp. (March 6, 2012) (concurring in the exclusion of a proposal asking the board of directors to prepare an environmental report as relating to ordinary business operations); TJX Companies, Inc. (March 29, 2011) (concurring in the exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment as relating to ordinary business operations); and Johnson & Johnson (January 12, 2004) (concurring in the exclusion of a proposal requesting that the board of directors review pricing and marketing policies and report on the company's response to regulatory, legislative and public pressure to increase access to prescription drugs as relating to ordinary business operations (marketing and public relations)). *See also* Sempra Energy (January 12, 2012); Amazon.com, Inc. (March 21, 2011); Western Union Co. (March 14, 2011); Lazard Ltd. (February 16, 2011); and Pfizer Inc. (February 16, 2011). Accordingly, the Proposal may be properly excluded in reliance on Exchange Act Rule 14a-8(i)(7), because the subject matter of the requested risk evaluation involves matters of ordinary business to the Company.

The Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal by way of disclosures included in its periodic filings with the Commission.

Background

Exchange Act Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." This basis does

not require that a proposal be implemented in full or precisely as presented. *See* Commission Release No. 34-20091 (August 16, 1983). The exclusion set forth in Exchange Act Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Commission Release No. 34-12598 (July 7, 1976) (regarding the predecessor rule to Exchange Act Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *See* Aluminum Company of America (January 16, 1996). Similarly, the Staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal" (Texaco, Inc. (March 28, 1991)) or sufficiently address the proponent's underlying concern despite the differences between the company's actions and the proposal (Masco Corp. (March 29, 1999)). In other words, Exchange Act Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if a company has not implemented every detail of a proposal and even if the company has implemented a proposal by means other than those suggested by the proponent. *See*, e.g., Wal-Mart Stores, Inc. (March 30, 2010); PG&E Corporation (March 10, 2010); Exelon Corp. (February 26, 2010); Aetna Inc. (March 27, 2009); Anheuser-Busch Cos., Inc. (January 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); Exxon Mobil Corporation (March 18, 2004); Xcel Energy, Inc. (February 17, 2004); Talbots, Inc. (April 5, 2002); and AMR Corp. (April 17, 2000).

The Staff has consistently concurred with the view that a company may omit a proposal because it has been substantially implemented through compliance with applicable laws and regulations. *See, e.g.*, Duke Energy Corp. (February 21, 2012) (concurring in the exclusion of a proposal requesting that the company produce a report assessing the actions it was taking or could take to reduce greenhouse gas and other air emissions because the information was included in the company's annual report on Form 10-K and sustainability report) and Verizon Communications Inc. (February 21, 2007) (concurring in the exclusion of a proposal that the company disclose relationships between each independent director and the company that the board of directors considered when determining each such director's independence as substantially implemented because Regulation S-K Item 407 requires disclosure of the independence of director nominees and the transactions considered by board of directors in reaching that conclusion).

The Proposal may be excluded because the Company's Exchange Act reporting sufficiently discloses the risks proposed to be reported under the Proposal.

The Company may exclude the Proposal because disclosures included in the Company's periodic Exchange Act reports sufficiently disclose the risks intended to be captured in the report requested by the Proposal. The Company is subject to the periodic reporting requirements of the Exchange Act and, as a result, already is required to include Regulation S-K Item 503 risk factor disclosure, as well as a substantial level of other disclosure, in its reports filed with the Commission. Accordingly, the Company included comprehensive risk factor disclosure in its most recent Annual Report on Form 10-K, filed with the Commission on February 11, 2014 (the "Form 10-K"). The Company notes that its risk factors include a prominent risk factor highlighting that "Government and other third-party payors seek to contain costs of health care

through legislative and other means. If they fail to provide coverage and adequate reimbursement for our products, our revenues will be harmed" and that the risks related to third-party reimbursement of specialty drugs are also referenced within a number of other risk factors, including the first, third and sixth risk factors in the Form 10-K.

The Company also addresses elements of the report requested by the Proposal in Item 1 of the Form 10-K, including as follows:

Under the heading "—Competition," for example, the Company notes:

- We face competition based on the safety and efficacy of our products and drug candidates, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent protection and other factors. Our competitors may develop or commercialize more effective, safer or more affordable products than we are able to develop or commercialize or obtain more effective patent protection.

Under the heading "—Reimbursement," the Company includes the following disclosures:

- Sales of our products depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third-party payors increasingly are reducing reimbursements for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our revenues. Decreases in third-party reimbursement for a product or a decision by a third-party payor to not cover a product could reduce physician usage of the product.

- Any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain.

- In Europe and many other foreign countries, the success of KALYDECO, and any other drug candidates we may develop, depends largely on obtaining and maintaining government reimbursement, because in many foreign countries patients are unlikely to use prescription pharmaceutical products that are not reimbursed by their governments. Negotiating reimbursement rates in foreign countries can delay the commercialization of a pharmaceutical product and generally results in a reimbursement rate that is lower than the net price that companies can obtain for the same product in the United States.

- The European Union provides options for its member states to restrict the range of drugs for which their national health insurance systems provide reimbursement and to control the prices of drugs for human use. A member state may approve a specific price for the drug or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug on the market. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

In JPMorgan Chase & Co. (March 15, 2012), the Staff concurred with the company's view that its public disclosures compared favorably with, and thus substantially implemented, a proposal requesting a report on how the company responds to risks associated executive compensation. *See*

also Wal-Mart Stores, Inc. (March 28, 2007) (concurring with the exclusion of a proposal urging the board of directors to disclose in a separate report the company's relationships with its executive compensation consultants or firms could be omitted because the company represented that it would fully comply with the then-new disclosure requirement set forth in Regulation S-K Item 407(e)). Here, the substantial disclosure that the Company includes in its periodic Exchange Act reports regarding risks related to drug pricing, as well as its products generally, competitive products, reimbursement (including internationally), development costs and clinical and regulatory matters, compares favorably with the request set forth in the Proposal.

Regulation S-K Item 503 requires disclosure of the "most significant [risk] factors" affecting the Company's business and securities. In addition, the Company is subject to reporting obligations under the Exchange Act that require disclosure of other information material to investors. In Eastman Kodak Company (February 1, 1991), the Staff expressed the view that a shareholder proposal could be excluded as substantially implemented even where a company's public disclosures are subject to a materiality threshold not included in the proposal. The Company's compliance with its public disclosure obligations under the Exchange Act should be viewed as substantially implementing the Proposal, particularly given that the information requested by the Proposal that is not subject to disclosure by the Company in its periodic reports with the Commission involves matters of ordinary business (*see* Johnson Controls, Inc. (October 26, 1999)).

Accordingly, the Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(10), because the Company has already substantially implemented the proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to contact me at (617) 951-7241, or Paul M. Kinsella at (617) 951-7921.

Very truly yours,



Emily J. Oldshue

cc: UAW Retiree Medical Benefits Trust
cc: Michael LaCascia
cc: Paul M. Kinsella

Enclosures

EXHIBIT A

UAW RETIREE
Medical Benefits Trust

November 20, 2014

Kenneth L. Horton
Corporate Secretary
Vertex Pharmaceuticals Inc.
50 Northern Avenue
Boston, Massachusetts 02210

Dear Mr. Horton:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Vertex Pharmaceuticals Inc.'s (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

A-1

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of Vertex Pharmaceuticals Inc. ("Vertex") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Vertex from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Vertex's response to risks created by:

- The relationship between Vertex's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions, foundations or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden; and
- Price sensitivity of prescribers, payers and patients.

Supporting Statement

A vigorous national debate is now under way regarding appropriate pricing of specialty drugs and the impact of specialty drug costs on patient access and the health care system. We believe that the $300,000 per year price tag of Kalydeco, Vertex's treatment for cystic fibrosis, exposes Vertex to financial and reputational risks.

The high price has led already to payer scrutiny and negative media attention. A widely reported 2013 editorial in the Journal of the American Medical Association by three pediatric pulmonologists criticized Kalydeco's "unsustainable" price, noting that financial, clinical and scientific support was provided by the National Institutes of Health, Cystic Fibrosis Foundation, physicians and patients in the development and approval of Kalydeco. ("Pricing for Orphan Drugs: Will the Market Bear What Society Cannot?" (Oct. 2, 2013)) A group of physicians sent an open letter to Vertex's CEO in 2012, arguing that Vertex "could appear to be leveraging pain and suffering into huge financial gain for speculators," including Vertex's own executives. (http://www.medpagetoday.com/upload/2013/5/17/CFletter.pdf)

A-2

Arkansas' Medicaid program is requiring patients to exhaust less costly options before it will reimburse for Kalydeco. Emails released by three patients suing for access suggest that officials were concerned that a Vertex combination CF treatment in development, which could treat a larger patient population than Kalydeco, would be a "budget-buster." (Joseph Walker, "Costly Vertex Drug is Denied and Medicaid Patients Sue," The Wall Street Journal, July 16, 2014) Reports indicate that payers outside the U.S. have obtained significant price concessions from Vertex: an analyst stated that European payers, once a company has made more than a billion dollars from a drug, will "wake up and say 'Hang on a second, clearly you've recouped your R&D substantially, and you've made an economic return that's healthy, and we will have to go after you in terms of price because otherwise it's unfair.'" (http://www.bloomberg.com/news/2013-04-07/orphan-drug-prices-under-siege-in-austerity-minded-europe.html)

The report requested in this proposal would allow shareholders to better evaluate the risks to Vertex associated with pressures to contain specialty drug prices.